**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐  Form C: Offering Statement
☐  Form C-U: Progress Update
☒  Form C/A: Amendment to Offering Statement
    ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐  Form C-AR: Annual Report
☐  Form C-AR/A: Amendment to Annual Report
☐  Form C-TR: Termination of Reporting

*Name of issuer*
SmartSoda Holdings, Inc.

*Legal status of issuer*

       *Form*
       C-Corporation

       *Jurisdiction of Incorporation/Organization*
       Delaware

       *Date of organization*
       February 15, 2019

*Physical address of issuer*
25700 Science Park Drive, Suite 370, Beachwood, OH 44122

*Website of issuer*
https://www.smartsodagroup.com

*Name of intermediary through which the offering will be conducted*
OpenDeal Portal LLC dba "Republic"

*CIK number of intermediary*
0001751525

*SEC file number of intermediary*
007-00167

*CRD number, if applicable, of intermediary*
283874

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Prime Trust, LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

***Type of security offered***

Common Stock

***Target number of Securities to be offered***

50,000

***Price (or method for determining price)***

$0.50

***Target offering amount***

$25,000

***Oversubscriptions accepted:***
☒ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☒ Other: At the Company's discretion

***Maximum offering amount (if different from target offering amount)***
230,000

***Deadline to reach the target offering amount***
December 1, 2020

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees: 8***

| | Most recent fiscal year-end (2019) | Previous fiscal year (2018) [1] |
|---|---|---|
| **Total Assets** | $204,859 | $0 |
| **Cash & Cash Equivalents** | $25,710 [2] | $0 |
| **Accounts Receivable** | $160,770 | $0 |
| **Short-term Debt** | $17,657 | $0 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $334,032 | $0 |
| **Cost of Goods Sold** | $90,087 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $7,688 | $0 |

(1) The Company was incorporated on February 15, 2019.
(2) This amount includes $1,000 of restricted cash.

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



/s/ _____
(Signature)

Lior Shafir
(Name)

Chief Executive Officer

September 25, 2020
(Date)



/s/ _____
(Signature)

Julia Solooki
(Name)

Chairman Of The Board

September 25, 2020
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



/s/ _____

(Signature)

Lior Shafir
_____

(Name)

Chief Executive Officer
_____

September 25, 2020
_____

(Date)



/s/ _____

(Signature)

Julia Solooki
_____

(Name)

Chairman Of The Board
_____

 September 25, 2020
_____

(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Subscription Agreement
EXHIBIT F: Video Transcript

**EXHIBIT A**
**OFFERING MEMORANDUM PART II OF OFFERING STATEMENT**
**(EXHIBIT A TO FORM C)**

<center>**September 25, 2020**</center>

<center>**SmartSoda Holdings, Inc.**</center>



<center>**Up to $230,000 of Shares of Common Stock**</center>

**SmartSoda Holdings, Inc.** the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $230,000 worth of shares of our common stock, par value $0.0001 per share (the "**Securities**" or "**Common Stock**"). The minimum offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $230,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by October 30, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties**

**that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.smartsodagroup.com/investor-relations/#/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/smart-soda

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

SmartSoda Holdings, Inc. is a Delaware corporation, incorporated on February 15, 2019.

The Company is located at 25700 Science Park Drive, Suite 370, Beachwood OH 44122 United States.

The Company's website is https://www.smartsodagroup.com.

The Company conducts business in Ohio.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/smart-soda and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of shares of common stock being offered** | 50,000 |
| **Total shares of common stock outstanding after the Offering if Target Offering Amount met** | 21,105,585* |
| **Maximum amount shares of Securities being offered** | 460,000 |
| **Total shares of common stock outstanding after the Offering if Maximum Offering Amount met** | 21,515,585* |
| **Purchase price per Security** | $0.50 per Unit |
| **Minimum Individual Purchase Amount** | $100 |
| **Offering deadline** | December 1, 2020 |
| **Use of proceeds** | See the description of the use of proceeds on page 35 hereof. |
| **Voting Rights** | See the description of the voting rights on pages **Error! Bookmark not defined.**-39. hereof. |

*The total number of Common Stock outstanding is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive two percent (2%) of the Securities being issued in this Offering.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $100 | $6.00 | $94.00 |
| **Aggregate Target Offering Amount** | $25,000 | $1,500 | $23,500 |
| **Aggregate Maximum Offering Amount** | $230,000 | $13,800 | $216,200 |

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.

(2)      The Intermediary will receive two percent (2%) of the Securities being issued in this Offering in connection with the Offering.

(3)      The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

## RISK FACTORS

***The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.***

### Risks Related to the Company's Business and Industry

***Our business projections are only projections.***

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

***Projections: Forward Looking Information***

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

***Our supply chain and retail sales may be adversely impacted due to the COVID-19 outbreak.***

Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third-party manufacturers' operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The

COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID-19 outbreak, we have experienced, along with wholesale partner stores, store closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products***.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***We rely on third-party suppliers to provide basic ingredients for our products.***

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ginger, lavender, mango, jalapenos, pomegranates, vanilla, lime juice, lemon juice, spices and salt, aluminum cans, glass bottles, or plastic containers which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

***We source certain packaging materials, such as bottles, cans, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.***

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages and higher freight costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.***

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success***.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events***.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business***.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation***.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely

***Changes in government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***The supply and price are subject to market conditions and are influenced by other factors beyond our control***.

We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

***Substantial disruption to production at our manufacturing and distribution facilities could occur.***

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Evolving tax, environmental and safety or other regulations or failure to comply with existing licensing, labeling, trade and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.***

Our activities or products, are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

***Significant additional labeling or warning requirements may inhibit sales of affected products.***

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

***Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.***

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

***The loss of our third-party distributors could impair our operations and substantially reduce our financial results.***

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

***Our business is substantially dependent upon awareness and market acceptance of our products and brands.***

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

***Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.***

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among CBD food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding CBD products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products; • new science or research that disputes the health benefits of our products

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

***Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.***

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ginger, lavender, mangoes, jalapenos, pomegranates and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

***Failure by our transportation providers to deliver our products on time or at all could result in lost sales.***

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Lior Shafir, and Julia Solooki who are the Chief Executive Officer & Director and Chairman of the Board, respectively, of the Company. The Company has entered into an employment agreement with each of Lior Shafir and Julia Solooki although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Lior Shafir and or Julia Solooki could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

## Market Competition and Operating History Risks

***Our new product could fail to achieve the sales projections we expected***

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

***Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.***

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

***We face significant market competition***

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

***We are an early stage company and have limited revenue and operating history***

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our programs are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**Miscellaneous Risks**

***The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business***

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate, afford, or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

***We rely on third parties to provide services essential to the success of our business***

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

***We currently have outstanding shares of preferred stock that have special rights that could limit our ability to undertake corporate transactions, inhibit potential changes of control and reduce the proceeds available to our common stockholders in the event of a change in control. Additionally, even after our preferred stock converts to common stock, certain of our stockholders will have rights that could limit our ability to undertake corporation transactions and inhibit changes of control.***

We currently have outstanding two classes of stock, common stock and preferred stock, and there is one series of preferred stock, Series A Preferred Stock. The holders of Series A Preferred Stock are entitled to super voting and super converting rights. As a result of the rights our preferred stockholders have, we may not be able to undertake certain corporate transactions, including equity or debt offerings necessary to raise sufficient capital to run our business, change of control transactions or other transactions that may otherwise be beneficial to our businesses. These provisions may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which our common stockholders might otherwise receive a premium price for their shares. The market price of our common stock could be adversely affected by the rights of our preferred stockholders.

***Our executive officers and directors have the ability to control all matters submitted to stockholders for approval.***

Our executive officers and directors hold collectively 450,000 shares of our Series A Preferred Stock (each share votes as the equivalent of 50 shares of common stock on all matters submitted for a vote by the common stockholders), and as such, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act collectively, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

## Other Risks

***There is an outstanding lien against Lior Shafir and his previous company AquaTal USA Inc., by the creditor Shiboleth LLP.***

There is an outstanding lien against Lior Shafir, our Chief Executive Officer and Director, and his previous company AquaTal USA Inc., by the creditor Shiboleth LLP. Mr. Shafir, previously owned and operated another company by the name of AquaTal USA Inc. In the course of operating that company, he made a personal guarantee on amounts owed to Shiboleth LLP. AquaTal USA Inc. refused to pay the amount owed and Shiboleth LLP obtained a judgment against AquaTal USA Inc. and Mr. Shafir in the amount $94,278 by the New York Supreme Court - Civil Division. AquaTal USA Inc. engaged in a similar business to the Company. If Shiboleth LLP believes IP or business was transferred from AquaTal USA, there is a risk that Shiboleth LLP could file a claim against the Company, negatively impacting the Company and its financial position. There is also a risk that an adverse claim can be made against the Company by other creditors or shareholders of AquaTal USA Inc. which will have a material adverse effect on our operations and results.

***We have not prepared any audited financial statements.***

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

## Risks Related to the Offering

### *Uncertain Risk*

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

### *Any valuation at this stage is difficult to assess*

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### *The transferability of the Securities you are buying is limited*

Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of six months. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### *Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

### *The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.*

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

### *The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.*

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.***

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future. Management has consulted with its attorneys and does not believe that there is a substantial risk of such findings regarding the Company.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and

distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

**Risks Related to the Securities**

***The Securities will not be freely tradable until one year from the initial purchase date. Although Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not be entitled to any inspection or information rights other than those required by Regulation CF and the laws of the state of Delaware.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF and as provided by the Delaware General Corporation Law (Title 8, Chapter 1 of the Delaware Code), as amended (the "**DGCL**"). Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. The DGCL provides stockholders certain rights and privileges, however, they may be onerous to exercise by an individual stockholder.

***The Company may never undergo a liquidity event.***

The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***The Securities acquired may be significantly diluted as a consequence of subsequent financings.***

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

***There is no present market for the Securities and we have arbitrarily set the price.***

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***Legal Matters***

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

***Additional Information***

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

**BUSINESS**

**Description of the Business**

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda's exclusive rent-to-own program allows commercial customers to serve their patrons the industry's premier beverage options. Our all-in-one, all-inclusive solution, which brings together market-leading waters and sodas, financing, and service, our customers can streamline processes while they generate additional revenue – up to $20,000 per month – by locally bottling and selling water and soda drawn from their machine. With zero upfront investment, we believe our program allows them to show positive ROI from day one.

**Business Plan**

Smart Soda is becoming an established brand in the industry that is already generating revenue and profit. We've accelerated our experimentation, tested our vitamin-infused waters and sodas and saw heightened interest from our target markets.

In 2021 we plan to expand our brand and launch a pre-packaged, ready-to-drink product line, with a goal to be on major retail shelves within the year.

**The Company's Products and/or Services**

Smart Soda offers a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda develops, sells, services and finances state of the art beverage dispensing products, alkaline filtration systems, and customized bottles.

| Product | Description | Current Market |
|---|---|---|
| Equipment: Soda and Alkaline water dispensers and filtration systems | Commercial soda and flavored sparkling water dispensers | Restaurants, Hotels, Corp offices, Small business, retail stores and home. |
| Syrup BIBs (BAG-IN-A-BOX) | Commercial soda and flavored sparkling water packages, produced from the finest ingredients and infused with a vitamin complex. | Restaurants, Hotels, Corp offices, Small business, retail stores and home. |
| RTD (READY-TO-DRINK) | Smart Soda's selected beverages in individual retail bottles. (Not in production yet) | Restaurants, Hotels, Corp offices, Small business, retail stores and homes. |

**Competition**

While our main competitors are the major players – Coca-Cola and PepsiCo – they don't offer alkaline or sparkling mineral water or vitamin-infused sodas.

More modest competitors include Vero Water Inc., Natura Water, Tractor Soda and others, but they also fail to offer our specialty products (including CBD-infused options) and lack a full-service platform to drive their businesses.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**

Our Smart Soda beverages are currently being served in more than 100 commercial locations. We have a diverse client portfolio, and have established contracts with a substantial number of niche eateries, two large fast-casual restaurants and several corporate offices. Our products are also being served in approximately a dozen Bareburger locations, in Sky Chef, and other clients.

**Supply Chain**

Most of our products are manufactured in the USA by two of the largest companies in the world, Lancer Corp (Equipment) and Refresco (syrups). If such manufacturer were no longer available to us we believe we could find additional manufacturers at similar cost."

**Intellectual Property**

Smart Soda owns the trademark "Smart Soda" and has filed two patent applications with the USPTO.

Application #62937279 relates to Smart Soda's proprietary combination of flavored alkaline water and additives, such a cannabinol (CBD) and probiotics, as well as, technologies used for mixing water and additives, on-demand while dispensing.

Application # relates to a touch-less beverage dispenser, allowing users to control their beverage dispenser from a smartphone application without touching anything but their smartphone, to support social distancing and touch.

*Patents and Provisional Patent Applications*

| Application/ PUB/ Patent # | Type | Title | File Date | Country/Org anization |
|---|---|---|---|---|
| 63026813 | Provisional | Touch-less Smartphone Controlled Beverage Dispenser | 05/19/2020 | USA |
| 62937279 | Provisional | Probiotic beverage dispenser | 11/19/2019 | USA |

*Trademarks*

| Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 5,318,712 | Class 32, Soda Pops, Soda Water, Aerated Water, Club Soda, Cream Soda, ice Cream Soda, Italian Soda, Ramune (Japanese Soda), Soft Drinks, Namely, Sodas. | SMART SODA | 1/13/2017 | 10/24/2017 | USA |

## Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

## Litigation

To its knowledge, the Company is not a party to any existing or threatened litigation.

## USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % of Target Proceeds Raised | Amount if Target Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 6% | $1,500 | 6% | $13,800 |
| Marketing, travel, trade shows, business marketing, online marketing, etc. | 34% | $8,500 | 34% | $66,200 |
| R&D – New RTD formulas. | 5% | $1,250 | 5% | $12,500 |
| Employment of up to two sales people. | 15% | $3,750 | 15% | $37,500 |
| PR – For the company and the products. | 10% | $2,500 | 10% | $25,000 |
| RTD – Launch – First production. | 10% | $2,500 | 10% | $25,000 |
| Sales tools and consumers events, demos and giveaway products. | 20% | $5,000 | 20% | $50,000 |
| **Total** | **100%** | **$25,000** | **100%** | **$230,000** |

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Julia Solooki | Co-Founder, President and Chairman of the Board | **Employer:** Clinic spectrum Inc **Title:** Director Of Marketing **Dates of Service:** January 1, 2015 - present **Responsibilities:** Marketing | MBA Cleveland State University 2005 |

| Lior Shafir | Co-Founder, CEO and Board Member | **Employer:** Hassle Holdings, LLC<br>**Title:** Managing Director<br>**Dates of Service:** May 1, 2017 - December 31, 2018<br>**Responsibilities:** Business development<br><br>**Employer:** Smart Soda, LLC<br>**Title:** CEO<br>**Dates of Service:** January 1, 2015 - April 31, 2017<br>**Responsibilities:** Managing the business | NA |
|---|---|---|---|
| Solomon (Sol) Mayer | Board Member | **Employer:** Innovative Food Holdings Inc (OTCMKTS: IVFH)<br>**Title:** Board member<br>**Dates of Service:** January 1, 2013 - present<br>**Responsibilities:** Board member<br><br>**Employer:** Blastgard International Inc (OTCMKTS: HCGS)<br>**Title:** Board member<br>**Dates of Service:** January 1, 2013 - present<br>**Responsibilities:** Board member<br><br>**Employer:** Microbot Medical Inc (NASDAQ: MBOT)<br>**Title:** Board member<br>**Dates of Service:** January 1, 2016 - present<br>**Responsibilities:** Board member<br><br>**Employer:** DropCar Inc (NASDAQ: DCAR)<br>**Title:** Board member<br>**Dates of Service:** January 1, 2017 - present<br>**Responsibilities:** Board member | NA |

Dror Tepper served as a member of the Board of Directors of the Company from February 25, 2019 until he resigned as a member of the Board of Directors on June 11, 2020.

*Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*

The Company currently has five employees.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding securities:

| Type of security | Common Stock |
|---|---|
| Amount Authorized | 250,000,000 shares |
| Amount Outstanding | 21,105,585 shares |
| Voting Rights | One vote for each share of Common Stock |
| Anti-Dilution Rights | None. |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The board of directors may issue additional common stock. |
| Percentage ownership of the Company by the holders of such security. | 67.80% |

| Type of security | Series A Preferred Stock |
|---|---|
| Amount Authorized | 2,000,000 shares |
| Amount Outstanding | 400,000 Series A Preferred Stock |
| Voting Rights | 50 votes per share |
| Anti-Dilution Rights | None |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | Series A Preferred Stock have super voting and converting rights which may limit the rights of common shareholders. |
| Percentage ownership of the Company by the holders of such security.* | 32.20% |

* Each share of Series A Preferred Stock is convertible into 25 shares of Common Stock.

**Debt**

The Company has the following debt outstanding:

| Type | SBA disaster relief loans (COVID-19) |
|---|---|
| **Amount Outstanding** | $145,700.00 |
| **Interest Rate and Amortization Schedule** | 3.75% Annually |
| **Description of Collateral** | Personal guaranty – Lior Shafir – CEO<br><br>(a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code |
| **Maturity Date** | 30 years starting 05/15/2021 |

**Ownership**

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Rising Phoenix Holdings LLC - Fully owned and managed by Lior Shafir 100% | 12,100,000 shares of Common Stock.<br><br>250,000 shares of Series A Preferred Stock. | 58.34% (1) |
| Hashle Investments LLC – Fully owned and managed by Julia Solooki | 3,950,000 shares of Common Stock<br><br>100,000 shares of Series A Preferred Stock | 20.51% (2) |

| | | |
|---|---|---|
| Solomon Mayer Trust | 2,000,000 shares of Common Stock<br><br>50,000 shares of Series A Preferred Stock | 12.5%  (3) |

1.  This percentage includes 11,900,000  shares of Common held by Rising Phoenix Holdings LLC and 200,000  shares of Common held by JuLi Family Trust and 250,000 shares of Series A Preferred Stock held Rising Phoenix Holdings LLC. Lior Shafir has sole voting power over the shares of Common Stock and Series A Preferred Stock held by Rising Phoenix Holdings LLC.

2.  This percentage includes 3,750,000 shares of Common held by Hashle Investments LLC and 200,000  shares of Common held by JuLi Family Trust and 100,000 shares of  Series A Preferred Stock held by Hashle Investments LLC. Julia Solooki has sole voting power over the shares of Common Stock and Series A Preferred Stock held by Hashle Investments LLC.

3.  This percentage includes 2,000,000 shares of Common held by Solomon Mayer Trust and 50,000 shares of Series A Preferred Stock  held by Solomon Mayer Trust Solomon Mayer has sole voting power over the shares of Common Stock and Series A Preferred Stock held by Solomon Mayer Trust.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C. Unless otherwise indicated, all dollar amounts are as at December 31, 2019.**

## Operations

SmartSoda Holding, Inc. (the **"Company"**) was incorporated on February 15, 2019 under the laws of the State of Delaware, and is headquartered in Beachwood, Ohio. The Company is engaged in the development, marketing and distribution of beverages for restaurant and home use.

## Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts. As of December 31, 2019, the Company had cash and cash equivalents of $25,710, which represented a checking account balance.

As of September 23, 2020, the Company had $111,669 in aggregate cash and cash equivalents.

The Company does not have any convertible notes or other indebtedness outstanding other than trade payables that are within their due dates.

## DESCRIPTION OF CAPITAL STOCK

The Company's Articles of Incorporation (the "Articles of Incorporation") authorize us to issue (a) 250,000,000 shares of Common Stock, par value $0.0001 per share, of which, 21,105,585 shares are issued and outstanding as of the date hereof, and (b) 5,000,000 shares of Preferred Stock, $0.001 par value per share, 2,000,000 of which have been designated as Series A Preferred Stock, 400,000 of which are issued and outstanding.

## Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of shareholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of Preferred Stock which may then be authorized and outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the Common Stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of Preferred Stock, when and if any Preferred Stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

## Preferred Stock

Our articles of incorporation authorized the issuance of up to 5,000,000 shares of Preferred Stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors.

**Series A Preferred Stock**

On June 17, 2020, the Company designated 2,000,000 shares of its Preferred Stock as Series A Preferred Stock. There are currently 400,000 shares of Series A Preferred Stock outstanding. The Series A Preferred Stock has the following rights and preferences (as is more fully set forth in Certificate of Designation of the Series A Preferred Stock).

**Ranking**

The Series A Preferred Stock ranks, as to dividends and upon liquidation, senior and prior to the Common stock of the Company.

**Voting**

Each share of Series A Preferred Stock entitles the holder thereof to 50 votes on any matters requiring a shareholder vote of the Company.

**Conversion**

Each share of our Series A Preferred Stock is convertible into common stock on a one-for-25 basis at the option of the holder.

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to expand our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which are crucial to our business strategy. Without the proceeds of this offering, the development of our business will be delayed.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

**Capital Expenditures and Other Obligations**

The Company has no present plans for material capital expenditures in foreseeable the future.

**Valuation**

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Amount of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $0[1] | 20,000,000 | N/A | 02/25/2019 | Section 4(a)(2) |
| Common Stock | $135,000 | 279,000 shares | Marketing and R&D | 03/09/2019 04/29/2019 05/14/2019 12/22/2019 01/24/2020 | Private placement Rule 504(b)(1) (not (i), (ii) or (iii)) |
| Common Stock | $0[1] | 200,000 shares | N/A | 08/30/2019 09/05/2019 09/01/2020 09/05/2019 | Section 4(a)(2) |
| Common Stock | $304,000 | 626,585 shares | Marketing and R&D | 10/31/2019 | Section 4(a)(6) |
| Series A Preferred Stock | $0[1] | 400,000 shares | N/A | 06/11/2020 | Section 4(a)(2) |

(1) No funds were received in connection with the issuance of these shares.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to 230,000 of worth of shares of our common stock, par value $0.0001 per share (the "**Securities**" or "**Common Stock**"), under Regulation CF (this "**Offering**") for a total of $230,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by December 1, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. <u>**Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.**</u> The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Target Offering Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*

Six percent (6.0%) of the amount raised.

*Stock, Warrants and Other Compensation*

Two percent (2.0%) of the Securities being issued in this Offering.

*Transfer Agent and Registrar*

The transfer agent and registrar for our common stock is Colonial Stock Transfer and they are located at 66 Exchange Place, Ste 100 Salt Lake City, UT 84111.

**The Securities**

We request that you please review this Form C and the Subscription Agreement attached as Exhibit E in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 250,000,000 shares of common stock, par value $0.0001 per share, of which 21,105,585 will be issued and outstanding and (ii) 5,000,000 shares of preferred stock to be issued in series as determined by the board of directors, 2,000,000 have been designated as Series A Preferred Stock of which 400,000 are issued and outstanding.

***Common Stock***

Shares of Company common stock have the following rights, preferences and privileges:

*Voting*

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

The Company does not have any voting agreements in place.

The Company does not have any shareholder agreements in place.

*Dividends*

Holders of common stock are entitled to receive dividends when, as and if declared by the Company's board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on the Company's common stock will be at the discretion of the Company's board of directors. The Company's board of directors may or may not determine to declare dividends in the future. The board's determination to issue dividends will depend upon the Company's profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that the Company's board of directors deems relevant.

*Liquidation Rights*

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after the Company has paid in full, or provided for payment of, all of debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

*Other*

The Company's issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of common stock are not entitled to preemptive or anti-dilution rights. Shares of common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

**Preferred Stock**

Our articles of incorporation authorized the issuance of up to 5,000,000 shares of Preferred Stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors.

*Series A Preferred Stock*

On June 17, 2020, the Company designated 2,000,000 shares of its Preferred Stock as Series A Preferred Stock. There are currently 450,000 shares of Series A Preferred Stock outstanding. The Series A Preferred Stock has the following rights and preferences (as is more fully set forth in Certificate of Designation of the Series A Preferred Stock).

*Ranking*

The Series A Preferred Stock ranks, as to dividends and upon liquidation, senior and prior to the Common stock of the Company.

*Voting*

Each share of Series A Preferred Stock entitles the holder thereof to 50 votes on any matters requiring a shareholder vote of the Company.

*Conversion*

Each share of our Series A Preferred Stock is convertible into common stock on a one-for-25 basis at the option of the holder.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the common stock will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Securities.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons since January 1, 2020:

On June 17, 2020 the Company entered into an employment agreement with Lior Shafir., Director and Chief Executive Officer of the Company. The material terms of the agreement are as follows: Mr. Shafir would continue to serve as Chief Executive Officer of the Company for a term of seven years at an annual salary of Two Hundred Forty Thousand Dollars ($240,000), which shall increase at the rate of Five Percent (5%) per annum during term. For each fiscal year during the term, Mr. Shafir will receive a Five Percent (5%) bonus based on the Company's achievement of at least Two Hundred Fifty Thousand Dollars ($250,000) EBITDA for each fiscal year during the term. The Company shall issue the Mr. Shafir the following shares of Series A Preferred Stock of the Company with the rights, designations and preferences set forth in the Certificate of Designation for the Series A Preferred Stock: 250,000 shares of Series A Preferred Stock promptly upon execution of the Agreement; 250,000 shares of Series A Preferred Stock in the event the gross revenues of the Company exceeds One Million Dollars ($1,000,000) for the 12 month period immediately following the date of the Agreement; 250,000 shares of Series A Preferred Stock in the event the gross revenues of the Company exceeds Five Million Dollars ($5,000,000) for the 24 month period immediately following the date of the Agreement, and 250,000 shares of Series A Preferred Stock in the event the gross revenues of the Company exceeds Ten Million Dollars ($10,000,000) for the 36 month period immediately following the date of the Agreement. In addition, during the term the Company shall provide: an automobile allowance of One Thousand Dollars ($1,000) per month, and health care reimbursement of Four Hundred Dollars ($400) per month. If employment is terminated as a result of his death or Disability (as defined in the agreement), the Company shall pay, his Base Salary (as defined in the agreement) and any accrued but unpaid Bonus (as defined in the agreement) and expense reimbursement amounts through the date of his Death or Disability and a lump sum payment equal to three years of Base Salary (at the time his Death or Disability occurs) within 30 days of his Death or Disability. In the event the Company does not have the cash flow to pay such amount within 30 days as set forth above, the Company may make such payments over 12 equal monthly installments. If employment is terminated by the Board of Directors of the Company for Cause (as defined in the agreement), then the Company shall pay his Base Salary through the date of his termination and there shall be no further entitlement to any other compensation or benefits from the Company. If employment is terminated by the Company (or its successor) upon the occurrence of a Change of Control (as defined in the agreement) or within six (6) months thereafter, the Company (or its successor, as applicable) shall (i) continue to pay to his Base Salary for a period of twenty four (24) months following such termination, (ii) pay any accrued and any earned but unpaid Bonus, (iv) pay the Executive the Bonus he would have earned had he remained with the Company for six (6) months from the date which such termination occurs, and (v) pay expense reimbursement amounts through the date of termination. If employment is terminated by Mr. Shafir for Good Reason (as defined in the agreement), or by the Company without Cause, or if this Agreement is not renewed, then the Company shall (i) pay Mr. Shafir a single lump sum cash payment within five business days of such termination equal to the Base Salary which would be payable to the Mr. Shafir hereunder for the remainder of the Term (but in no event less than four times the Base Salary then in effect) regardless of when such termination occurs, and (ii) pay Mr. Shafir the Bonus he would have earned had he remained with the Company for the longer of six (6) months from the date which such termination occurs or the end of such calendar year, and (iii) pay Mr. Shafir any expense reimbursement amounts owed, and payment for any unused vacation days, through the date of termination. All Shares that are scheduled to vest in the contract year of the date of such termination shall be accelerated and deemed to have vested as of the termination date. All Shares that have not vested (or deemed to have vested pursuant to the preceding sentence) shall be deemed expired, null and void. Any Shares that have vested as of the date of termination shall remain outstanding.

On June 17, 2020 the Company entered into an employment agreement with Julia Solooki, Chairman of the Board of Directors of the Company for a salary of Ten Thousand ($10,000) Dollars per month. Ms. Solooki agreed to devote fifty percent (50%) of the whole of her time, attention and energies to the performance of such duties as may be assigned to her by the Company (minimum of twenty hours per week). Ms. Solooki's employment is at-will, of no set or specific duration, and may be terminated by either party for any reason upon 90-days written notice. The Company also agreed to issue Ms. Solooki One Hundred Thousand (100,000) shares of Series A Preferred Stock. In addition, during the term the

Company shall provide: an automobile allowance of Six Hundred Fifty Dollars ($650) per month, and health care reimbursement of Four Hundred Dollars ($400) per month.

On June 17, 2020 the Company issued 100,000 shares of Series A Preferred Stock to Solomon Mayer, a member of the Board of Directors of the Company.

## EXHIBIT B
### *Disclaimers*

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

### NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Forward Looking Statement Disclosure**

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

### *Disclaimer of Television, Radio, Podcast and Streaming Presentation*

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**EXHIBIT C**
*Financials*

# SMARTSODA HOLDINGS, INC.

**FINANCIAL STATEMENTS**
**YEARS ENDED DECEMBER 31, 2019 AND 2018**
*(Unaudited)*

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors of
SmartSoda Holdings, Inc.
Beachwood, Ohio

We have reviewed the accompanying financial statements of SmartSoda Holdings, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 29, 2020
3344 Mentone Ave
Los Angeles, California

- 1 -

**SMARTSODA HOLDIINGS, INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2019 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash, cash equivalents & restricted cash | $ | 25,710 |
| Accounts receivable | | 160,770 |
| Inventory | | 12,770 |
| **Total current assets** | | **199,250** |
| | | |
| Property and equipment, net | | 5,609 |
| | | |
| **Total assets** | $ | **204,859** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ | 2,250 |
| Other current liabilities | | 15,407 |
| **Total current liabilities** | | **17,657** |
| | | |
| Deferred tax liability | | 2,403 |
| **Total liabilities** | | **20,060** |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock | | 2,043 |
| Additional Paid in Capital | | 179,677 |
| Equity issuance costs | | (4,609) |
| Retained earnings/(Accumulated Deficit) | | 7,688 |
| | | |
| **Total stockholders' equity** | | **184,799** |
| | | |
| **Total liabilities and stockholders' equity** | $ | **204,859** |

*See accompanying notes to financial statements.*

- 2 -

**SMARTSODA HOLDINGS, INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2019 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ | 334,032 |
| Cost of goods sold | | 90,087 |
| Gross profit | | 243,945 |
| | | |
| Operating expenses | | |
| General and administrative | | 195,133 |
| Sales and marketing | | 39,022 |
| Total operating expenses | | 234,155 |
| | | |
| Operating income/(loss) | | 9,790 |
| | | |
| Interest Income | | (301) |
| Income/(Loss) before provision for income taxes | | 10,091 |
| Provision/(Benefit) for income taxes | | 2,403 |
| | | |
| **Net income/(Net Loss)** | $ | **7,688** |

*See accompanying notes to financial statements.*

**SMARTSODA HOLDINGS, INC.**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

**(UNAUDITED)**

**For Fiscal Year Ended December 31, 2019**

| (in thousands, $US) | Common Stock Class A | | Preferred Stock | | Additional Paid in Capital | Equity Issuance Costs | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| **Inception—February 15, 2019** | | $ - | - | $ - | $ - | $ - | $ - | $ - |
| Issuance of founders' shares | **20,429,000** | 2,043 | - | - | - | - | - | **2,043** |
| Contribution | - | - | | | 179,677 | - | - | **179,677** |
| Equity issuance costs | - | - | | | - | (4,609) | - | **(4,609)** |
| Net income/(loss) | - | - | - | - | - | - | 7,688 | **7,688** |
| **Balance—December 31, 2019** | **20,429,000** | $ 2,043 | - | $ - | $ 179,677 | $(4,609) | $ 7,688 | $ 184,799 |

*See accompanying notes to financial statements.*

- 4 -

**SMARTSODA HOLDINGS, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2019 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ | 7,688 |
| Depreciation | | 725 |
| Deferred tax provision | | 2,403 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (160,770) |
| Inventory | | (12,770) |
| Accounts payable | | 2,250 |
| Other current liabilities | | 15,407 |
| **Net cash provided/(used) by operating activities** | | **(145,067)** |
| | | |
| **Net cash provided/(used) in investing activities** | | |
| Purchase of Property and Equipment | | **(6,334)** |
| **Net cash provided/(used) in investing activities** | | **(6,334)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Issuance of common stock | | 2,043 |
| Equity issuance costs | | (4,609) |
| Proceeds from issuance of common shares | | 179,677 |
| **Net cash provided/(used) by financing activities** | | **177,111** |
| | | |
| Change in cash | | 25,710 |
| Cash, cash equivalents, and restricted cash—beginning of year | | - |
| **Cash, cash equivalents, and restricted cash—end of year** | $ | **25,710** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for income taxes | $ | - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ | - |
| Conversion of debt into equity | $ | - |

*See accompanying notes to financial statements.*

**SMARTSODA HOLDINGS, INC.**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

*All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.*

## 1.    SUMMARY

SmartSoda Holdings, Inc. was formed on February 15, 2019 ("Inception") in the State of Delaware.   The financial statements of SmartSoda Holdings, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beachwood, OH.

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda's exclusive rent-to-own program allows commercial customers to serve their patrons the industry's premier beverage options. Our all-in-one, all-inclusive solution, which brings together market-leading waters and sodas, financing, and service, our customers can streamline processes while they generate additional revenue locally bottling and selling water and soda drawn from their machine. And with zero upfront investment, our program allows them to show positive ROI from day one.

In 2020 we plan to expand our brand and launch a pre-packaged, ready-to-drink product line, with a goal to be on major retail shelves within the year.

## 2.    SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts.

### Account Receivables

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019, the company had $160,770 in account receivables and no allowance for doubtful accounts against such.

**SMARTSODA HOLDINGS, INC.**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

### Inventory

Inventories consist primarily of consist primarily of finished goods smart sodas and water dispensers. Inventories are recorded using a combination of FIFO and average method. As of December 31, 2019, the company carries total inventory in the amount of $12,770.

### Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

### Income Taxes

SmartSoda Holdings, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company currently is not under examination by any tax authority.

### Revenue Recognition

The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

### Fair Value of Financial Instruments

**SMARTSODA HOLDINGS, INC.**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>Subsequent Events</u>

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2020, which is the date the financial statements were issued.

<u>Recently Issued and Adopted Accounting Pronouncements</u>

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years

**SMARTSODA HOLDINGS, INC.**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## 3.    DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

| As of Year Ended December 31, | | 2019 |
|---|---|---|
| Other current liabilities consist of: | | |
| Direct Deposit Payable | $ | 4,722 |
| Payroll Liabilities | | 10,684 |
| Total other current liabilities | $ | 15,407 |

## 4.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

We have authorized the issuance of 250,000,000, shares of our common stock with par value of $0.0001. As of December 31, 2019, 20,429,000 shares of common stock are issued and outstanding for a value of $2,043.

**Preferred Stock**

We have authorized the issuance of 5,000,000, shares of our preferred stock with par value of $0.0001. As of December 31, 2019, no preferred shares have been issued and outstanding.

## 5.    DEBT

The company has no debt as of December 31, 2019.

### 6.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 consists of the following:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| **Current Tax Provision:** | | |
| Federal | $ - | $ - |
| State | - | - |
| **Total** | $ - | $ - |
| | | |
| **Deferred Tax Provision:** | | |
| Federal | $ 2,403 | $ - |
| State | - | - |
| **Total** | $ 2,403 | $ - |
| Valuation Allowance | - | - |
| **Total provision for income taxes** | $ 2,403 | $ - |

Significant components of the Company's permanent book to tax differences at December 31, 2019, and December 31, 2018 are as follows:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| | | |
| Meals | $ 1,352 | $ - |
| **Total permanent differences** | $ 1,352 | $ - |

There were no deferred tax assets/liabilities as of December 31, 2019:

The following is the reconciliation of statutory to effective tax rate for fiscal year ended December 31, 2019:

| As of Year Ended December 31, | 2019 | % | 2018 | % |
|---|---|---|---|---|
| | | | | |
| Income tax at federal statutory rate | $ 2,119 | 21% | $ - | 0% |
| State taxes, net of federal benefit | - | 0% | - | 0% |
| Permanent Difference - meals | 284 | 3% | - | 0% |
| Opearting Accruals | (30,054) | -298% | - | 0% |
| Property | (1,026) | -10% | - | 0% |
| Net operating loss | 31,080 | 308% | - | 0% |
| **Income tax provision (benefit)** | $ 2,403 | 24% | $ - | 0% |

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and state jurisdictions for each year in which a tax return was filed.

- 10 -

**SMARTSODA HOLDINGS, INC.**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

### 7.    RELATED PARTY

There are currently no related party transactions

### 8.    COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company did not enter into any operating leases as of December 31, 2019.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

### 9.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 29, 2020, the date the financial statements were available to be issued.

The company will continue to raise money through its Crowfunding ("Reg CF") campaign on StartEngine, LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT D**
*Offering Page found on Intermediary's Portal.*

## EXHIBIT E

*Form of Subscription Agreement*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

## SMARTSODA HOLDINGS, INC.

**(Crowdfunding Subscription Agreement)**

THIS CERTIFIES THAT in exchange for the payment by the party whose name appears on the signature line hereto (the "**Investor**") of the dollar amount which appears on the signature page hereto (the "**Purchase Amount**") on or about the date thereof, SmartSoda Holdings, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the number of shares of common stock of the Company set forth on the signature page hereof, subject to the terms set forth below.

**1.** ***Closing*** The closing of the transaction(s) contemplated hereby will occur in accordance with the terms stated in the Company's offering statement on a Form C and its exhibits, as amended, as filed with the U.S. Securities and Exchange Commission ("**SEC**") in connection with the offer and sale of securities hereunder.

***2. Definitions***

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period

as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

**"Purchase Price Per Share"** means $0.50 per share of Common Stock..

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

3. *Company Representations*

    a. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

    b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

    c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

    d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares issuable pursuant to this agreement.

    e. The Company has, or will shortly after the closing of the Regulation CF offering to which this agreement relates engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the its common stock.

    f. The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. ***Investor Representations***

a. The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Common Stock have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

d. The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e. The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

g. The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Commo stock is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any share of Common Stock to a party subject to U.S. or other applicable sanctions.

h.  If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the shares of Common Stock will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Common Stock; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Common Stock. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Common Stock (and the Investor's beneficial interest therein).

i.  If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

j.  The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

k.  The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5.  *Transfer Restrictions*

a.  The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

b.  The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than five-percent (5%) of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of

Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

c. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

d. Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

   i. There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

   ii. The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

e. The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

f. The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing the Common Stock, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS CERTIFICATE HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE

SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

**6.** *Miscellaneous*

a. Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Common Stock).

b. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

c. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

d. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

e. All securities issued under this agreement may be issued in whole or fractional parts.

f. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

g. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Beachwood, Ohio. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**SmartSoda Holdings, Inc.**

By:

Name: Lior Shafir

Title: CEO

Address: 25700 Science Park Drive, Suite 370, Beachwood, Ohio 44122

Email: lior@smartsodagroup.com

**INVESTOR:**

By:

Name: [Investor Name]

Title: [If Applicable]

Address:

Email:

Phone #:

Number of shares and purchase price at $0.50 per share: _____

## EXHIBIT F

*Video Transcript*

| SECTION | ON SCREEN GRAPHICS | VOICEOVER |
|---|---|---|
| **OPENING** | Smart Soda – Drink Brilliant (LOGO) | |
| **OPPORTUNITY** | Julia Solooki, MBA, President and Co-founder | For 14 consecutive years carbonated soft drink sales have declined, signaling consumers are fed up with lackluster bottled water, soft drinks loaded with high-fructose corn syrup and their “diet” counterparts filled with artificial sweeteners.<br><br>They want better options, with real health benefits – like alkaline water, sparkling flavored waters, better for your sodas infused with the vitamins and minerals to help them keep going strong in their hectic day-to-day lives. And they don’t want to sacrifice taste or quality.<br><br>They want it all readily available in their cafes and restaurants, at their offices, in their health clubs, and on store shelves. |
| **PROBLEM** | Julia Solooki, MBA, President and Co-founder<br>Lior Shafir, CEO and Co-founder | The problem is, no single provider can offer all these elite beverage options in one place. We’re on a mission with our “better for you” beverage alternatives to satisfy this unmet demand and change the way people drink with our all-in-one beverage platform. |
| | Savvas – COO BareBurger | Bareburger is thrilled to have Smart Soda implemented throughout our location and facilities. Usually one would sacrifice taste for health benefits, NOT the case here. Smart Soda’s beverages are some of the best tasting, vitamin infused soda’s we’ve ever served. It was a no brainer, and we couldn’t be happier about the conversion. |
| **CLOSING** | Julia Solooki, MBA, President and Co-founder (voice over) | So join us and own your own stake in Smart Soda as we continue to penetrate the massive beverage market. Let’s make history together. |